Mail Stop 3561

March 26, 2008

Chi Tai Shen
Sino-Global Shipping America, Ltd.
36-09 Main Street
Suite 9C-2
Flushing, New York 11354

    Re: Sino-Global Shipping America, Ltd.
          Amendment No. 2 to Registration Statement on Form S-1
          Filed March 18, 2008
          File No. 333-148611

Dear Mr. Shen:

      We have reviewed your responses to the comments in our letter dated February 27, 2008 and have the following additional comments.

Consolidated Balance Sheets, page F-3

1. It appears that you have early adopted SFAS 160 "Non-controlling Interests in Consolidated Financial Statements." SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 and early adoption is prohibited. Accordingly, please classify non-controlling interest outside of permanent equity in a manner similar to the line item as set forth in Rule 5-02 (27) of Regulation S-X.

2. In addition, please confirm that non-controlling interest represents only the ten percent of Sino-China's net income not attributable to you since it appears to us to be approximately 16% of total historical earnings (sum of retained earnings and non-controlling interests). Revise as necessary.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Chi Tai Shen
Sino-Global Shipping America, Ltd.
March 26, 2008
Page 2

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Patrick Kuhn at (202) 551-3308 or Joe Foti at (202) 551-3381 if you have questions regarding the financial statements or related matters. Please call John Stickel at (202) 551-3324 or me at (202) 551-3750 if you have any other questions.

       Regards,

       Max A. Webb
       Assistant Director

cc: Via Facsimile (804) 771-5777
       Anthony W. Basch, Esq.